Exhibit 99.1

Foresight Signs Multi-Phase Collaboration Agreement with BuilderX

Following successful POC project completion, the parties will develop and commercialize AI tele-operations solutions for heavy machinery to improve safety in hazardous industrial environments.

Ness Ziona, Israel – September 27, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of multi-phase collaboration agreement with BuilderX Inc. (“BuilderX”), a Chinese developer of artificial intelligence (AI) tele-operations equipment for heavy machinery, designed primarily for operation in hazardous industrial and mining environments. BuilderX’s products enable real-time remote operation and monitoring of heavy machinery through remote controlled consoles, utilizing multiple cameras mounted on the heavy machinery.

The collaboration agreement follows the successful completion of a proof-of concept (POC) project reported by the Company on July 10, 2024. The project aimed to address key challenges in diverse industrial operations, including the presence of hazardous chemicals and gases that can be toxic, severe dust conditions that pose significant health risks to human operators, and poor visibility conditions caused by intensive dust, glare, or insufficient lighting that can impair operator vision and increase the risk of accidents. BuilderX presented Foresight’s technology to its customers, receiving positive feedback regarding its potential for integration into industrial and heavy machinery applications.

The parties will cooperate to develop and commercialize advanced 3D perception solutions for construction machinery and equipment, based on Foresight’s stereoscopic technology, using mainly visible-light cameras, to be integrated into BuilderX remote-controlled consoles. In the longer term, the parties will collaborate to integrate Foresight’s perception capabilities, utilizing both visible-light and thermal cameras, into BuilderX’s autonomous heavy machinery equipment. This integration is expected to potentially enhance full autonomous driving capabilities in harsh industrial environmental conditions.

“BuilderX is committed to driving innovation in the heavy machinery industry, and our partnership with Foresight is a key step in that direction. As hazardous environments pose significant challenges for heavy machinery, we believe that our collaboration with Foresight will provide our equipment with the advanced AI capabilities needed to navigate these demanding conditions and deliver exceptional performance,” said Shaolong Sui, Chief Executive Officer at BuilderX.

“We are excited to partner with BuilderX to bring our advanced 3D perception technology to the heavy machinery industry. This collaboration will enable us to leverage our expertise and enable heavy machinery to operate reliably and safely in even the most extreme conditions,” said Oren Bar-On, Chief Executive Officer of Foresight Asia.

About BuilderX

BuilderX, a technology company specializing in remote-controlled devices for construction equipment, was founded with the mission of transforming challenging work sites into safe and comfortable places. It seeks to utilize information and communication technology (ICT) solutions and AI to achieve practical and easy-to-use remote control and, as a leading industry player in China, BuilderX has already installed more than 100 control consoles at mines, ports, and other sites.

For more information about BuilderX, visit https://www.builderxrobotics.com/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the capabilities of BuilderX’s products, the outline of the multi-phase collaboration agreement, the belief that the technological integration is expected to potentially enhance full autonomous driving capabilities in certain environmental conditions, the belief that BuilderX’s collaboration with Foresight is a key step to driving innovation in the heavy machinery industry, the belief that BuilderX’s collaboration with Foresight will enable its equipment to be combined with advanced AI capabilities, and the belief that this collaboration will enable the companies to leverage expertise and enable heavy machinery to operate reliably and safely in certain conditions. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654